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                                                                       EXHIBIT 5


       [Devine, Millimet & Branch, Professional Association Letterhead]




                               September 22, 1997




CFX Corporation
102 Main Street
Keene, New Hampshire  03431

Ladies and Gentlemen:

         Reference is made to the Post-Effective Amendment No. 1 on Form S-8 (the "Post- Effective Amendment") to the Registration Statement on Form S-4 (File No. 333-29243) (the "Registration Statement") of CFX Corporation, a New Hampshire corporation ("CFX"), relating to shares of CFX Common Stock, par value $0.66 2/3 per share ("CFX Common Stock"), which may be offered to holders of options ("Community Options") to purchase shares of common stock of Community Bankshares, Inc. ("Community"), par value $0.10 per share ("Community Common Stock"), made under and in accordance with the Community Bankshares, Inc. 1992 Stock Option Plan, the Centerpoint Bank 1989 Stock Option Plan, the Concord Savings Bank 1988 Stock Option Plan, and the Concord Savings Bank 1985
Employee Stock Option Plan (collectively, the "Community Plans"), which Community Options have been assumed by CFX and converted into a right to purchase shares of CFX Common Stock pursuant to the terms of an Agreement and Plan of Reorganization and a related Plan of Share Exchange, both dated as of March 24, 1997, by and among CFX, Community and certain of their respective affiliates (collectively, the "Reorganization Agreement"). You have asked us to furnish an opinion to be included as Exhibit 5 to the Post-Effective Amendment. This opinion relates only to shares of CFX Common Stock that may be issued to holders of Community Options outstanding on the Effective Date (as defined in the Reorganization Agreement).

         In conjunction with the furnishing of this opinion, we have examined the Reorganization Agreement, the Community Plans, certified copies of the Articles of Incorportion and the By-laws of CFX and the minutes of relevant meetings of the directors and of the shareholders of CFX. We have further examined such other corporate documents and have made such investigation of matters of fact and law as we have deemed necessary to render this opinion. Based upon such examination and investigation, and upon the assumptions that there will be no material changes in the documents examined and the matters investigated, we are of the opinion that:

         1. The shares of CFX Common Stock that may be offered to holders of Community Options after the Effective Date pursuant to the terms of the Reorganization Agreement have been duly authorized by CFX.



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         2.       The shares of CFX Common Stock to be issued upon exercise of any Community Options in accordance with the terms of the Community Plans, and any stock option agreement pursuant thereto, and payments of the consideration (in amounts not less than the par value per share) specified in the Reorganization Agreement, will be validly issued, fully paid and nonassessable.

         We consent to the filing of this opinion as an exhibit to the Post-Effective Amendment.

                                            Very truly yours,

                                            DEVINE, MILLIMET & BRANCH,
                                              PROFESSIONAL ASSOCIATION



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